FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. §200.83

May 31, 2019

VIA EDGAR and Courier

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, DC 20549

Attn: Tabatha McCullom and Angela Connell

Re:	Athenex, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed March 11, 2019

File No. 001-38112

Ladies and Gentlemen:

On behalf of Athenex, Inc. (the “Company”, “we,” and “our”), set forth below is the Company’s response to the comment letter dated May 17, 2019 provided by the staff of the Office of Healthcare & Insurance of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “Form 10-K”), filed on March 11, 2019.

For the Staff’s convenience, we have repeated the comments in full in each response below.

Please note that the Company is requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83, with respect to portions of the response to Comment 2 that were previously granted confidential treatment by order of the Division of Corporation Finance. This response is being provided to the Commission in its entirety in hard copy under separate cover. Please note that the version of this letter filed via EDGAR omits confidential information included in the unredacted version delivered to the Staff, and the redactions are denoted in the EDGAR version by bracketed asterisks (“[*]”).

Item 1. Business

Overview - Orascovery platform, page 2

1.

Your disclosure on page 3 states that in a Phase 2 clinical trial of Oraxol conducted in Taiwan, drug-related serious adverse events consisting of grade 4 neutropenia were observed in three patients and all recovered completely. It appears, however, based on your disclosure on page 76 that numerous other serious adverse events have been observed for Oraxol as well as your three other product candidates. Please revise your future filings to disclose the frequency with which each type of serious adverse event occurred for each of your product candidates.

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. §200.83

The Company respectfully acknowledges the Staff’s comment. We will revise our future filings to disclose the frequency with which each type of serious adverse event occurred for each of our product candidates.

The Company proposes revising its disclosure of product candidates in future filings to identify serious adverse events (“SAE”) and the frequency with which each type occurred by including a statement similar to the following:

As of [    ], 20[    ], approximately #% of patients treated in clinical studies with [product candidate] reported serious adverse events that were considered to be related to the study treatment, the most common of which was [SAE] (approximately #%); other serious adverse events included [SAE], [SAE] and [SAE] (each at approximately #%).

The Company intends to use disclosure substantially similar to the above template for each of its product candidates in future filings.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

18. Revenue Recognition, page F-25

2.

Your disclosure on page F-26 related to your Oncology Innovation Platform indicates that license revenue is recorded at a point-in-time given your determination that delivery of the intellectual property to the licensee is a distinct performance obligation. You also disclose that you record the associated milestone payment portions of transaction prices as revenue at a point-in-time. Please address the following as it specifically relates to your License and Development Agreement with Almirall, S.A:

•	Identify for us the promised goods and/or services under the agreement;

Thank you for your comment. Upon execution of the License and Development Agreement (the “Agreement” or the “Contract”), the Company identified the following promises to Almirall, S.A. (the “Customer”): (1) delivery of the license of intellectual property (“IP”); (2) performing research and development of the licensed IP; (3) performing line extension development; and (4) providing future product supply to the Customer upon commercialization, which we considered to be an option and not a material right, as supply pricing is not offered at a discount that exceeds discounts available to other customers.

•	Explain to us how you considered the development services you are required to perform in determining that the license was a distinct performance obligation;

In assessing whether the delivery of the license itself was a distinct performance obligation, the Company considered whether the performance obligation was both capable of being distinct and distinct within the context of the contract.

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. §200.83

The Company considered the license of IP to be capable of being distinct from the other promises in the Contract, including the development services, because the Customer could benefit from the IP at the inception of the Agreement on its own or together with other resources that were readily available to the Customer. Upon the delivery of the license, the Customer had the ability to benefit from the IP by executing its right to sublicense the IP. During the clinical trials and for the duration of the license period, the drug compound is unable to be changed and the functionality of the IP is not expected to change over time. These facts closely align to those outlined in Accounting Standards Codification (“ASC”) 606-10-55-367, in which the license of IP was deemed to be distinct. The Customer has the ability and resources to complete the development itself or with the assistance of a contract research organization, without changing the licensed IP. The Customer is allowed to sublicense the rights. The Customer could either perform the research and development services necessary to bring the IP to clinical and commercial completion or engage a third party to perform research and development services to complete the development. All of the requisite knowledge and information had been conveyed to the Customer as part of the license. The Customer, and certain third party providers, have the requisite knowledge, experience and capabilities to perform the associated development, manufacturing and commercialization activities. As a result, the license is considered to have stand-alone value and the Customer could derive full utility from the delivered license. The performance obligation to deliver the license was capable of being distinct, satisfying the criteria set forth in ASC 606-10-25-19a.

Also, the Company considered the delivery of the license to be distinct from the other performance obligations identified in the arrangement within the context of the Contract, as the obligation to deliver the license was separately stated as an obligation in the Contract. The Company considered the development services it is required to perform and determined that these services do not modify the license to the IP delivered. Also, the Company did not deem the license and the development services to be interdependent as the Company could fulfill its promise to provide the license and its promise to deliver separate Phase 3 and ancillary Phase 1 trial data independently; the Company delivered the license IP alone and began, conducted, and is completing the clinical trials separately. Therefore, the Company concluded that the performance obligation to deliver the license was distinct in the context of the contract, satisfying the criteria set forth in ASC 606-10-25-19b and considering the factors in paragraph 606-10-25-21. The delivery of the license of IP represents Performance Obligation 1.

•	Quantify for us the total transaction price, how you determined it, and the amounts allocated to the various performance obligations;

•

Tell us the method (ASC 606-10-32-8) you use to estimate variable consideration for reaching development and regulatory milestone events and the nature, amount and trigger for each constrained milestone; and

The Company will provide a response to these comments together, due to the reliance the determination of the total transaction price has on the method used to estimate variable consideration.

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. §200.83

The total transaction price at the inception of the Agreement was determined to be $55.0 million ($30.0 million of fixed consideration and $25.0 million of variable consideration). The Agreement includes the following forms of consideration, (1) a non-refundable, upfront payment of $30.0 million upon delivery of the IP rights to the Customer, (2) a milestone payment of $[*] upon delivering satisfactory review of data obtained at Day 57 of the two Phase 3 clinical studies and a Phase 1 allergic reaction study (or research and development activities on the IP), (3) a milestone payment of $[*] for CMC (chemistry, manufacturing, and control) development and related to demonstrated progress in the clinical development or regulatory approval for large field coverage (or line extension development), (4) commercial development and sales milestone payments up to $[*] and $[*], respectively, and (5) royalty payments based on a percentage of future annual net sales. The commercial development, sales milestones, and future royalty payments (4) & (5) are sales-based royalty forms of variable consideration related to the license of the IP. The Company accounts for these in accordance with ASC 606 as an estimate of the amount of sales-based royalties at Agreement inception is not required. Rather, revenue will be recognized as the subsequent sales occur.

We considered the above two milestones (2) & (3) to be variable consideration, as the entitlement to the consideration is contingent on the occurrence or nonoccurrence of future events. The Company analyzes whether the milestone is considered probable of being reached and estimates the amount to be included in the transaction price using the “most likely amount” method from ASC 606-10-32-8. We considered the $[*] milestone to be variable consideration because the receipt of the consideration is fully dependent on the delivery and satisfactory review of the IP development data. The Company determined that it is considered probable of being reached and the most likely amount for the IP development milestone was $[*]. We also considered the $[*] milestone to be variable consideration because the receipt of the consideration is fully dependent on the delivery and satisfaction of the line extension data; this variable consideration is also measured using the “most likely amount” method. The Company determined that it is considered probable of being reached and the most likely amount for the line extension milestone was $[*]. The Company did not consider this variable consideration to be constrained in its initial assessment of the transaction price because it did not deem it probable that a significant reversal of cumulative revenue recognized would occur in the future; and achieving the full amount was considered probable at the inception of the Agreement. At the end of each subsequent reporting period, the Company re-evaluates the probability of achievement of such development milestones and any related constraint, and if necessary, adjusts its estimate of the transaction price. To date, there have been no such adjustments.

The Company allocated the transaction price of $55.0 million as follows: $30.0 million was allocated to the license of IP (Performance Obligation 1), $[*] was allocated to Performance Obligation 2 and $[*] variable consideration was allocated to Performance Obligation 3.

The variable consideration in the form of commercial development and sales milestones up to $[*], and sales-based royalties up to $[*] has been entirely allocated to the license of IP (Performance Obligation 1). However, the transaction price for this type of consideration is not required to be estimated (and therefore was not included in this initial allocation) pursuant to the sales or usage-based royalties exception in Topic 606.

•	Provide us your accounting analysis supporting your accounting policy of recognizing milestones at a point-in-time.

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. §200.83

The Company analyzed each performance obligation using the criteria set forth in ASC 606-10-25-27a through c to determine whether revenue associated with the milestones should be recognized over-time or at a point-in-time.

For the milestone-related performance obligations (Performance Obligations 2 & 3), the Customer does not (a) simultaneously receive and consume the benefits, as the data gathered through the IP development and line extension development by the Company is not provided to the Customer until completion and the Customer does not have rights to or control over the in-process development. The Company’s progress on milestone performance obligations does not (b) create or enhance an asset that is controlled by the Customer. Lastly, the Company’s performance does not (c) create an asset with no alternative uses, as the work performed on the IP can be used both internally and for any additional agreements in other territories. The Company also does not have an enforceable right to payment for development services performed to date, as payment is only enforceable upon acceptance of the development data by the Customer for both portions of variable consideration allocated to the development milestones. Once the development associated with the milestone performance obligations are completed and information is delivered, at that point-in-time, the Customer will be able to consume the benefits. The Customer does not control the ongoing development of the IP until they receive and accept the data from such development. Based on these considerations, the Company determined that the milestone performance obligations are not satisfied over-time, and therefore are satisfied at a point-in-time.

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact the undersigned by telephone at +852 3708 1798 or by email at randollsze@athenex.com or Alexander McClean, our outside legal counsel, by telephone at (585) 231-1248 or by email at AMcClean@hselaw.com.

Very truly yours,

/s/ Randoll Sze
Randoll Sze
Chief Financial Officer
Athenex, Inc.

Cc:	Alexander McClean

Harter Secrest & Emery LLP